UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Emazing Interactive, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:

Nevada	20-4672080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark Haidian District, Beijing 100195 China (Address of principal executive offices)

86 – 10-51600828

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: July 10, 2009

EMAZING INTERACTIVE, INC.
No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark
Haidian District, Beijing 100195
China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF EMAZING INTERACTIVE, INC.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Emazing” “we,” “us,” and “our” include Emazing Interactive and, if the context of such references is subsequent to the Share Exchange, its wholly-owned subsidiary, China Net Online Media Group Limited, a company organized under the laws of British Virgin Islands.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Exchange transaction described below.  The date of this Information Statement is July 7, 2009.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2009 and is being mailed to our stockholders of record as of June 18, 2009 (the “Record Date”). The mailing date of this Information Statement will be on or about July 10, 2009. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange, there was a change in our Board of Directors and executive officers. Mr. G. Edward Hancock, who had served as our sole executive officer and director, resigned as an officer effective immediately, and after appointing Mr. Handong Cheng to serve as Chairman of the Board, Mr. Hancock tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board of Directors then appointed Handong Cheng to also serve as our Chief Executive Officer and President, Zhige Zhang to serve as our Chief Financial Officer and Treasurer, and Xuanfu Liu to serve as our Chief Operating Officer and Secretary.  Also in connection with the Share Exchange, the Board of Directors appointed Mr. Zhige Zhang, and subsequently on June 29, 2009, appointed Mr. Kotoi Horofumi to serve as our other directors, with such appointments to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF EMAZING

SHARE EXCHANGE TRANSACTION WITH CHINA NET

On June 26, 2009 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), with (i) China Net Online Media Group Limited, a company organized under the laws of British Virgin Islands (“China Net”), (ii) China Net’s shareholders, Allglad Limited, a British Virgin Islands company (“Allglad”), Growgrain Limited, a British Virgin Islands company (“Growgrain”), Rise King Investments Limited, a British Virgin Islands company (“Rise King BVI”), Star (China) Holdings Limited, a British Virgin Islands company (“Star”), Surplus Elegant Investment Limited, a British Virgin Islands company (“Surplus”), and Clear Jolly Holdings Limited, a British Virgin Islands company (“Clear” and together with Allglad, Growgrain, Rise King BVI, Star and Surplus, the “China Net Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of China Net (the “China Net Shares”) and (iii) G. Edward Hancock, the principal stockholder of the Company. Pursuant to the terms of the Exchange Agreement, the China Net Shareholders transferred to us all of the China Net Shares in exchange for the issuance of 13,790,800 shares (the “Shares”) of our common stock (the “Share Exchange’).  As a result of the Share Exchange, we are now a holding company, which through certain contractual arrangements with operating companies in the PRC, is engaged in providing advertising, marketing and communication services to small and medium companies in China.

Immediately prior to the Share Exchange, we cancelled and retired 4,400,000 shares of our issued and outstanding common stock (the “Cancelled Shares”) (reducing our issued and outstanding shares to 1,383,500), and issued 600,000 shares of our common stock in the aggregate to certain third parties in consideration for services rendered (resulting in 1,983,500 shares of issued and outstanding common stock immediately prior to the Share Exchange). A cash amount of $300,000, previously deposited by us into an escrow account pursuant to an escrow agreement was paid to G. Edward Hancock, our former majority shareholder and owner of the Cancelled Shares, as consideration for cancelling the Cancelled Shares in connection with the Share Exchange. As a result of the cancellation of the Cancelled Shares, the share issuance described above, and the Share Exchange, we had 15,774,300 shares issued and outstanding following the Share Exchange.

General Business Summary of China Net

We are one of China’s leading full-service media development and advertising platform for the small and medium enterprise (the “SME”) market. We are a service oriented business that leverages proprietary advertising technology to prepare and publish rich media enabled advertising campaigns for clients on the Internet and on television. Our goal is to strengthen our position as the leading diversified media advertising provider in China. Our multi-platform advertising network consists of the website www.28.com (“28.com”), our Internet advertising portal, China-Net TV, our TV production and advertising unit, and our newly launched bank kiosk advertising unit, which is primarily used as an advertising platform for clients in the financial services industry. Using proprietary technology, we provide additional services as a lead generator. We also have pursued a strategy as a re-seller of Internet and television advertising space that we purchase in bulk.

We provide services to over 500 clients, principally comprised of SMEs, in a variety of industries. Our media campaign service consist of both Internet and television advertising, thereby allowing each of our clients maximum advertising exposure. Through 28.com, companies and entrepreneurs are able to advertise their products, services and business opportunities. 28.com is a tool for our clients featuring lead generation, advanced tracking, search engine optimization, resource scheduling, content management and ad campaign management tools. It allows our customers to build sales channels and develop relationships directly with sales agents, distributors, resellers and/or franchisees. It also functions as a one-stop destination for end-users seeking new business opportunities. Through China Net TV, we have in-house television productions and distribution capabilities. We create and distribute television shows that are typically 10 or 20 minutes in length and broadcast on local television stations. Airtime is purchased in 40 minute blocks which air two to four segments each. The television shows are comprised of advertisements, similar to infomercials, but include promotions for several clients during the allotted time. We have also commenced production, on a lesser scale, of web video advertisements for clients to be placed on 28.com.

In May 2008, we launched our newest business opportunity targeting banking customers. In cooperation with the China Construction Bank, we placed 200 interactive kiosks in its branches throughout Henan Province. Each kiosk has an LCD advertising display panel, which provides advertising targeted to bank customers. The kiosk also provides Internet access on a separate screen so that customers can perform basic on-line banking functions.

VOTING SECURITIES

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001, of which 15,774,300 are issued and outstanding as of June 30, 2009.  We also have 20,000,000 shares of preferred stock authorized, par value $.001, of which none are currently issued or outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

As of the Record Date, we had a total of 5,783,500 shares of Common Stock issued and outstanding.  As of June 30, 2009, we had a total of 15,774,300 shares of common stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 30, 2009 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. .

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is China Net Online Media Group Limited, No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC 100195.  All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of June 30, 2009, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Unless otherwise noted, the principal address of each of the directors, officers and director appointees listed below is No.3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, PRC.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange

Rise King Investments Limited (2)(3)	-	-	7,434,940	47.13%

Star (China) Holdings Limited (4)	-	-	1,279,080	8.11%

Surplus Elegant Investment Limited (5)	-	-	1,879,080	11.91%

Allglad Limited (6)	-	-	1,279,080	8.11%

Clear Jolly Holdings Limited (7)	-	-	1,279,080	8.11%

G. Edward Hancock (8)	5,000,000	86.45%	30,000	*

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange	Percentage of Outstanding Shares After the Share Exchange

Li Sun (3)			7,434,940	47.13%

Handong Cheng (3)	-	-	7,434,940	47.13%

Zhige Zhang	-	-	-	*

Xuanfu Liu (3)	-	-	7,434,940	47.13%

Kotoi Horofumi (9)	-	-	1,279,080	8.11%

Hai Cui	-	-	-	*

Wen Hu	-	-	-	*

Li Wang	-	-	-	*

Bing Zhang	-	-	-	*

Min Wu	-	-	-	*

XinWei Liu	-	-	-	*

All Directors, Executive Officers and Director Nominees before the Share Exchange, As a Group (1 person)	5,000,000	86.45%	-	-

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, As a Group (11 persons) (3)(9)	-	-	8,744,020	55.43%
_____________
* Less than one percent

(1)           The numbers in this column are based on 5,783,500 shares outstanding prior to the cancellation of the Cancelled Shares.

(2)           The business address of Rise King Investments Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, BVI.

(3)            In accordance with an Entrustment Agreement, dated June 5, 2009, by and between Rise King Investments Limited (“Rise King”) and Handong Cheng, Xuanfu Liu and Li Sun (collectively, the “Grantees”), Rise King collectively delegated to the Grantees its direct or indirect rights as a stockholder of China Net Online Media Group Limited, CNET Online Technology Limited, Rise King Century Technology Development (Beijing) Co., Ltd., or any subsidiaries of such companies (collectively, the “Covered Companies”), including the direct or indirect right to vote any equity interest in the Covered Companies, or to designate the management of such companies. As a result of the delegation of authority under the Entrustment Agreement, Mr. Cheng, Mr. Liu and Ms. Sun may be deemed to be beneficial owners of the shares of our common stock held by Rise King. Each of Mr. Cheng, Mr. Liu and Ms. Sun disclaim such beneficial ownership, and this Information Statement shall not be deemed to be an admission that Mr. Cheng, Mr. Liu or Ms. Sun is the beneficial owner of any such shares for any purpose.

(4)           The business address of Star (China) Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, BVI.

(5)           The business address of Surplus Elegant Investment Limited is Portcullis Trustnet Chambers, Road Town, Tortola, BVI.

(6)           The business address of Allglad Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, BVI.

(7)           The business address of Clear Jolly Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, BVI.\

(8)           Mr. Hancock’s address is 101 C North Greenville, Suite 255, Allen, Texas 75002.

(9)           Kotoi Horofumi is the controlling shareholder of Star (China) Holdings Limited and may be deemed to be an indirect beneficial owner of any shares directly held by such entity. Mr. Horofumi disclaims such beneficial ownership, and this Information Statement shall not be deemed an admission that Mr. Horofumi is the beneficial owner of any such shares for any purpose.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board of Directors and executive officers. Mr. G. Edward Hancock, who served as our sole executive officer and director, resigned as an officer effective immediately, and after appointing Mr. Handong Cheng to serve as Chairman of the Board, Mr. Hancock tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board of Directors then appointed Handong Cheng to serve as our Chief Executive Officer and President, Zhige Zhang to serve as our Chief Financial Officer and Treasurer, and Xuanfu Liu to serve as our Chief Operating Officer and Secretary.  Also in connection with the Share Exchange, the Board of Directors appointed Mr. Zhige Zhang, and subsequently on June 29, 2009, Mr. Kotoi Horofumi to also serve as directors, with such appointments to be effective on the Effective Date.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Other than Mr. Xuanfu Liu and Mr. Xinwei Liu being brothers, there are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Exchange

Name	Age	Position(s) with Emazing

G. Edward Hancock	22	CEO, CFO, Director

G. Edward Hancock, CEO, CFO, Director.

G. Edward Hancock started in eSports at age 13, being a very talented game player at an early age opened doors for him at such an early age for the level of competition offered. From the conception of the most popular game he has been in the in the top 15% of American players. Coupled with his 10 year computer and internet experience and knowledge of Game Servers this helped him to understand all aspects of the online gaming industry, particularly game servers and performance. In 2001, Mr. Hancock, in conjunction with a few other gamers, opened a game server rental company in Southern California offering game servers to the west coast of United States.  In 2003, Mr. Hancock helped open a LAN Game Center in Lake Forest, California. After selling this business, Mr. Hancock relocated to Dallas Texas.  Mr. Hancock is now concentrating on managing teams as well as competing as Emazing’s sponsored teams, (called eMg) now represent over 15 teams throughout the world. Most of the teams are in the US and Canada and are supplied game servers from the eMg XDEF network.  In late 2005, Mr. Hancock started up eMg’s XDEF network, a high end gaming server rental company specializing in high performance game servers as well as low cost economical game servers for beginners. Over the next year this business has grown to one of the top US game server rental companies offering the high end consistent service game servers demand.

Directors and Director Appointees

Name	Age	Position

Handong Cheng	38	Chief Executive Officer, President, and Chairman

Zhige Zhang	35	Chief Financial Officer, Treasurer and Director Appointee

Kotoi Horofumi	46	Director Appointee

Handong Cheng, Chief Executive Officer, President and Chairman

Mr. Cheng has served as Chief Executive Officer of China Net since September 2007. Prior to that role, from October 2003 to September 2007, Mr. Cheng acted as President of China Net Online Advertising Limited. Mr. Cheng holds an EMBA from Guanghua School of Management in Beijing, and a degree in economic law from the College of Law of Wuhan University.

Zhige Zhang, Chief Financial Officer, Treasurer and Director Nominee

Mr. Zhang has served as Chief Financial Officer of China Net since January 2009. Prior to that role, from January 2008 to January 2009, Mr. Zhang served as Executive Director of China Net. From January 2007 to December 2007, Mr. Zhang was Director and Vice President of Fu Jian Rong Ji Software Limited. From August 2002 to December 2006, Mr. Zhang acted as Chief Operating Officer of Beijing HSHZ Information System Engineering Company. Mr. Zhang holds a degree in industry design from Guilin University of Electronic Technology.

Kotoi Horofumi, Director Nominee

Mr. Horofumi is the President of SJ Holdings Inc. and has served as President since July 2009. From June 2001 to July 2009, Mr. Horofumi served as Vice President of SJ Holdings Inc. Mr. Horofumi holds a Ph.D in Information Technology from the University of Tokyo.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “EMZG”.  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2008, the Board held eight meetings.  None of the directors attended fewer than 75% of the total number of Board of Directors meetings.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Hancock resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Handong Cheng to serve as our Chief Executive Officer and President; Zhige Zhang to serve as Chief Financial Officer and Treasurer and Xuanfu Liu to serve as Chief Operating Officer and Secretary.  A brief description of the previous business experience of Messrs. Cheng and Zhang is provided above in the Changes to our Board of Directors section of this Schedule. A brief description of the business experience of our other executive officers is included below.

Our Board subsequently appointed the following persons, who are executive officers of the PRC Operating Companies, to serve as executive officers of the Company in the following capacities:

Name	Age	Position

Xuanfu Liu	43	Chief Operating Officer and Secretary
Hai Cui	39	Vice President, Head of Bank Kiosk Unit
Wen Hu	40	Vice President, Head of Television Operations
Li Wang	45	Vice President, Head of Human Resources
Bing Zhang	39	Vice President, Head of Business Development and Administration
Min Wu	36	Finance Director
Xinwei Liu	33	Vice General Manager, Head of 28.com

Xuanfu Liu, Chief Operating Officer and Secretary
Mr. Liu joined Business Opportunity Online as a Vice President in January 2004, and has served as Chief Operating Officer of China Net since September 2007. Prior to joining Business Opportunity Online, Mr. Liu acted as a human resources officer at Chang Jiang Wired Electricity Factory in Wuhan, China. Mr. Liu is the brother of Xinwei Liu.

Hai Cui, Vice President
Mr. Cui has served as a Vice President and Head of the Bank Kiosk Unit since 2008. Prior to serving in that role, from 2005 to 2007, Mr. Cui served as a director and General Manager of Shanghai Borongdingsi. From 2001 to 2005, Mr. Cui was General Manager of Guang Zhou Hui Gang Technology Co.,Limited. Mr. Cui holds a M.S. in Computer Engineering from the College of Information Engineering, University of Zhengzhou.

Wen Hu, Vice President
Mr. Hu has served as a Vice President and Head of Television Operations since October 2007. Prior to serving as a Vice President of China Net, from October 2005 to September 2007, Mr. Hu acted as Vice General Manager of China Net in a leadership role in our television unit. Prior to joining China Net, from March 1999 to February 2004, Mr. Hu was Vice General Manager of Beijing Te Li Jie Tidy Technology Limited. Mr. Hu graduated in 1991 from Hu Bei
Xiao Gan City Radio and Television University.

Li Wang, Vice President
Ms. Wang has served as a Vice President and Head of Human Resources since September 2007. Prior to serving in that role, from August 2005 to August 2007, Ms. Wang acted as Senior Financial Director of China Net Online Advertising Limited. From November 2001 to July 2005, Ms. Wang acted as Financial Director for Tidynet Cleaning Technology Limited, Beijing. Ms. Wang holds a degree in accounting from Hu Bei Xiao Gan District Business School (Now Xiao Gan Professional Technology College).

Bing Zhang, Vice President
Mr. Zhang has served as a Vice President and Head of Business Development and Administration since 2008. Prior to serving in that role, from 2004 to 2007, Mr. Zhang acted as a Senior Consultant to China Net Online Advertising Limited. From 2001 to 2003, Mr. Zhang acted as General Manager for Shanghai JOINNS Company. Mr. Zhang holds a M.S. in Chemical Engineering Technology from School of Chemical Engineering, University of Zhengzhou.

Min Wu, Finance Director
Ms. Wu has served as Finance Director and principal accounting officer of China Net since February 2009. Prior to serving in that role, from May 2005 to December 2007, Ms. Wu acted as Financial Manager of Neotel Telecom Engineering Co., Limited. From February 2001 to May 2003, Ms. Wu acted as Accountant for Shenzhen Branch of Shanghai Pudong Development Bank. Ms. Wu holds a degree in business management from Zhongnan University of Economics and Law, and a MBA from University of Science and Technology, Beijing.

Xinwei Liu, Vice General Manager
Mr. Liu has served as Vice General Manager and Head of 28.com since 2005. Prior to becoming Vice General Manager of China Net, from 2003 to 2005, Mr. Liu acted as Managing Director of the China Net Advertising Department. Mr. Liu is the brother of Xuanfu Liu.

Family Relationships
There are no family relationships between any of our directors or executive officers except that Mr. Xuanfu Liu is the brother of Mr. Xinwei Liu.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2008, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2007 and 2008 to each of the following named executive officers.
Name and Principal Position	Fiscal Year	Salary ($)	Total($)
G. Edward Hancock Former President	2008	$6,300	$6,300
	2007	$3,232	$3,232
Handong Cheng Chairman of the Board, President, Chief Executive Officer	2008	$12,009	$12,009
	2007	$8,824	$8,824
Zhige Zhang, Chief Financial Officer and Treasurer	2008	--	--
	2007	--	--
Xuanfu Liu Chief Operating Officer and Secretary	2008	--	--
	2007	--	--
Hai Cui Vice President, Head of Bank Kiosk Unit	2008	--	--
	2007	--	--
Wen Hu Vice President, Head of Television Operations	2008	$7,531	$7,531
	2007	--	--
Li Wang Vice President, Head of Human Resources	2008	$8,999	$8,999
	2007	$6,096	$6,096
Bing Zhang Vice President, Head of Business Development and Administration	2008	--	--
	2007	--	--
Min Wu Finance Director	2008	--	--
	2007	--	--
Xinwei Liu Vice General Manager, 28.com	2008	$9,729	$9,729
	2007	$7,721	$7,721

During each of the last two fiscal years, none of our other officers had salary and bonus greater than $12,009. In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board of Directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We are currently negotiating definitive employment agreements with our executive officers..

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

PRC law currently limits foreign equity ownership of companies that provide value-added telecommunication services and advertisement services (in case the parent company is not qualified). To comply with these foreign ownership restrictions, we operate our business in China through a series of contractual arrangements with the PRC Operating Subsidiaries and its shareholders. Some of the shareholders of the PRC Operating Subsidiaries are also our directors and executive officers. These agreements are summarized as follows:

Exclusive Business Cooperation Agreements

Pursuant to Exclusive Business Cooperation Agreements entered into by and between Rise King WFOE and each of the PRC Operating Subsidiaries in October 2008, Rise King WFOE has the exclusive right to provide to the PRC Operating Subsidiaries complete technical support, business support and related consulting services, which include, among other things, technical services, business consultations, equipment or property leasing, marketing consultancy and product research. Each PRC Operating Subsidiary has agreed to pay an annual service fee to Rise King WFOE equal to 100% of its audited total amount of operational income each year. Each PRC Operating Subsidiary has also agreed to pay a monthly service fee to Rise King WFOE equal to 100% of the net income generated on a monthly basis. The payment and terms of payment are fixed to ensure that Rise King WFOE obtains 100% of the net income for that month, although adjustments may be made upon approval by Rise King WFOE to provide for operational needs. If at year end, after an audit of the financial statements of any PRC Operating Subsidiary, there is determined to be any shortfall in the payment of 100% of the annual net income, such PRC Operating Subsidiary must pay such shortfall to Rise King WFOE. Each agreement has a ten-year term, subject to renewal and early termination in accordance with the terms therein.

Exclusive Option Agreements

Under Exclusive Option Agreements entered into by and among Rise King WFOE, each of the PRC Shareholders, dated as of October 8, 2008, each of the PRC Shareholders irrevocably granted to Rise King WFOE or its designated person an exclusive option to purchase, to the extent permitted by PRC law, a portion or all of their respective equity interest in any PRC Operating Subsidiary for a purchase price of RMB 10 or a purchase price to be adjusted to be in compliance with applicable PRC laws and regulations. Rise King WFOE or its designated person has the sole discretion to decide when to exercise the option, whether in part or in full. Each of these agreements has a ten-year term, subject to renewal at the election of Rise King WFOE.

Equity Pledge Agreements

Under the Equity Pledge Agreements entered into by and among Rise King WFOE, the PRC Operating Subsidiaries and each of the PRC Shareholders, dated as of October 8, 2008, the PRC Shareholders pledge, all of their equity interests in PRC Operating Subsidiaries to guarantee Beijing CNET Online’s performance of its obligations under the Exclusive Business Cooperation Agreement. If Beijing CNET Online or any of the PRC Shareholders breaches his/her respective contractual obligations under this agreement, or upon the occurrence of one of the events regarded as an event of default under each such agreement, Rise King WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. The PRC Shareholders of the PRC Operating Subsidiaries agree not to dispose of the pledged equity interests or take any actions that would prejudice Rise King WFOE's interest, and to notify Rise King WFOE of any events or upon receipt of any notices which may affect Rise King WFOE's interest in the pledge. Each of the equity pledge agreements will be valid until all the payments due under the Exclusive Business Cooperation Agreement have been fulfilled.

Irrevocable Powers of Attorney

The PRC Shareholders have each executed an irrevocable powers of attorney, dated as of October 8, 2008, to appoint Rise King WFOE as their exclusive attorneys-in-fact to vote on their behalf on all PRC Operating Subsidiary matters requiring shareholder approval. The term of each power of attorney is valid so long as such shareholder is a shareholder of the respective PRC Operating Subsidiary.

Cooperation Agreement and its Supplementary Agreement

Shanghai Borongdonsi is owned 51% by Beijing CNET Online. Beijing CNET Online and Shanghai Borongdingsi entered into a cooperation agreement in June 2008, followed up with a supplementary agreement in December 2008, to conduct e-banking advertisement business. Pursuant to the cooperation agreements, Beijing CNET Online committed to purchase equipment, and to provide working capital, technical and other related support to Shanghai Borongdingsi. Beijing CNET Online owns the equipment used in the kiosk business, is entitled to sign contracts in its name on behalf of the business, and holds the right to collect the advertisement revenue generated from the kiosk business exclusively until the recovery of the cost of purchase of the equipment. Thereafter, Beijing CNET Online has agreed to distribute 49% of the succeeding net profit generated from the e-banking business, if any, to the minority shareholders of Shanghai Borongdingsi. The cooperation arrangement is valid till December 2010.

Entrustment Agreement

In accordance with an Entrustment Agreement, dated June 5, 2009, by and between Rise King Investments Limited (“Rise King”) and Handong Cheng, Xuanfu Liu, and Li Sun (collectively, the “Grantees”), Rise King collectively delegated to the Grantees its direct or indirect rights as a stockholder of China Net Online Media Group Limited, CNET Online Technology Limited, Rise King Century Technology Development (Beijing) Co., Ltd., or any subsidiaries of such companies (collectively, the “Covered Companies”), including the direct or indirect right to vote any equity interest in the Covered Companies, or to designate the management of such companies. As a result of the delegation of authority under the Entrustment Agreement, Mr. Cheng, Mr. Liu and Ms. Sun may be deemed to be beneficial owners of the shares of our common stock held by Rise King. Each of Mr. Cheng, Mr. Liu and Ms. Sun disclaim such beneficial ownership, and this Information Statement shall not be deemed to be an admission that Mr. Cheng, Mr. Liu, or Ms. Sun is the beneficial owner of any such shares for any purpose.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Emazing Interactive, Inc.
c/o ChinaNet Online Media Group Limited.
No.3 Min Zhuang Road, Building 6,
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195
Attn: Secretary
Telephone: +86-10-51600828
Facsimile: +86-10-51600328

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Emazing Interactive, Inc.

By:	/s/ Handong Cheng
Name: Handong Cheng Title: Chief Executive Officer and Chairman

Dated: July 7, 2009